Exhibit 99.1

Internet Gold Reports its Financial Results for
the First Quarter of 2014

- NIS 126 million raised through the successful issuance of Series D Debentures -

Ramat Gan, Israel – May 29, 2014 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the first quarter ended March 31, 2014.

Bezeq’s Results: For the first quarter of 2014, the Bezeq Group reported revenues of NIS 2.3 billion ($663 million) and operating profit of NIS 688 million ($197 million). Bezeq’s EBITDA for the first quarter totaled NIS 1.0 billion ($287 million), representing an EBITDA margin of 43.36%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 457 million ($131 million). Bezeq's cash flow from operating activities during the period totaled NIS 1.0 billion ($299 million).

Cash Position: As of March 31, 2014, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 432 million ($124 million), its unconsolidated gross debt was NIS 1.17 billion ($337 million) and its unconsolidated net debt was NIS 744 million ($213 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions			Convenience
			translation into
			U.S. dollars
			(Note A)
	March 31,		March 31,	December 31,
	2013	2014	2014	2013
	NIS	NIS	US$	NIS
Short term liabilities	134	123	37	129
Long term liabilities	897	1,053	300	931
Total liabilities	1,031	1,176	337	1,060
Cash and cash equivalents	166	432	124	329
Total net debt	865	744	213	731

(1)       Does not include the balance sheet of B Communications.

Internet Gold’s Series D Debentures: On March 3, 2014, the Company raised NIS 126 million ($36 million) from the issuance of NIS 117.5 million ($34 million) par value of Series D Debentures, a new series of debentures. Both principal and interest are linked to the Israeli CPI of January 2014. The Series D Debentures, which are listed on the Tel Aviv Stock Exchange (TASE), received a local Baa1 stable rating from Midroog Ltd., an Israeli rating company affiliated with Moody’s.

Dividend from Bezeq: On March 5, 2014, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 802 million ($230 million). On March 27, 2014, Bezeq's shareholders approved the dividend distribution and on April 23, 2014 B Communications’ received its share of the dividend distribution of approximately NIS 248 million ($71 million).

Internet Gold’s First Quarter Financial Results

Internet Gold's consolidated revenues for the first quarter of 2014 were NIS 2,311 million ($663 million), a 3.9% decrease compared with NIS 2,405 million reported in the first quarter of 2013. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

During the first quarter of 2014, B Communications recorded net amortization expenses of NIS 108 million ($31 million) related to its Bezeq purchase price allocation (“Bezeq PPA”) in its consolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until March 31, 2014, B Communications has amortized approximately 61% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

Internet Gold’s unconsolidated net financial expenses for the first quarter of 2014 totaled NIS 5 million ($1 million) compared to NIS 11 million in the first quarter of 2013. These expenses consist of NIS 14 million ($4 million) of interest and CPI linkage expenses related to Internet Gold's publicly-traded debentures, which expense was partially offset by financial income of NIS 3 million ($1 million) that resulted from its investments in marketable securities and by NIS 6 million ($2 million) of non-cash financial income related to the revaluation of the option issued to Nurisha Holdings Ltd. to purchase B Communications shares. In accordance with IAS 39, such option must be revalued each quarter until it vests in the second quarter of 2014. As a non-cash item, any expense or income resulting from this revaluation does not affect the Company’s cash-flow.

Internet Gold's loss attributable to shareholders for the first quarter of 2014 was NIS 144 million ($41 million) compared to net income of NIS 37 million in the first quarter of 2013. The loss attributable to shareholders in the first quarter of 2014 was primarily attributable to Internet Gold's share in B Communications' loss for the period. The loss was primarily due to one-time expenses relating to the early repayment of the loans B Communications incurred to acquire the controlling interest in Bezeq and the early redemption of all of its outstanding Series A Debentures following its successful private offering of $800 million of 7⅜% Senior Secured Notes due 2021 on February 19, 2014.

Internet Gold’s Unconsolidated Financial Results

In millions
			Convenience
			translation
			into
	Quarter ended		U.S. dollars	Year ended
	March 31,		(Note A)	December 31,
	2013	2014	2014	2013
	NIS	NIS	US$	NIS
Revenues	-	-	-	-
Financial expenses, net	(11)	(5)	(1)	(76)
Other expenses	(1)	(1)	-	(4)
Interest in BCOM's net income (loss)	49	(138)	(40)	106
Net income (loss)	37	(144)	(41)	26

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “The first quarter of 2014 was another period of progress and was in line with our long-term work plan. Focusing on increasing our liquidity, we significantly improved our cash position during the first quarter with the issuance of our new Series D Debentures. According to the assumptions of our current work plan, we have sufficient cash balances to fully service our outstanding debt until 2017. We are very pleased with all aspects of the Bezeq acquisition, which continues to generate a steady return that enhances our overall financial position and capabilities.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the first quarter ended March 31, 2014. For a full discussion of Bezeq’s results for the first quarter of 2014, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2014	Q1 2013	% change
	(NIS millions)

Revenues	2,311	2,405	(3.9)%
Operating profit	688	761	(9.6)%
EBITDA	1,002	1,089	(8.0)%
EBITDA margin	43.4%	45.3%
Net profit attributable to Bezeq’s shareholders	457	497	(8.0)%
Diluted EPS (NIS)	0.17	0.18	(5.6)%
Cash flow from operating activities	1,043	972	7.3%
Payments for investments	315	289	9.0%
Free cash flow 1	757	726	4.3%
Net debt/EBITDA (end of period) 2	1.81	1.68

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2014 amounted to NIS 2.31 billion ($663 million) compared with NIS 2.41 billion in the corresponding quarter of 2013, a decrease of 3.9%.  The reduction in the Bezeq Group revenues was primarily related to a decrease in the revenues of Bezeq Fixed Line due to a reduction in fixed call termination rates. In addition, Pelephone revenues decreased as a result of increased competition in the market.

General and Operating expenses of the Bezeq Group in the first quarter of 2014 amounted to NIS 869 million ($249 million) compared with NIS 889 million in the corresponding quarter of 2013, a decrease of 2.2%. The decrease in the Bezeq Group General and Operating expenses was due to a reduction in fixed call termination rates which was partially offset by a moderate increase in equipment expenses due to increased sales of cellular handsets, tablets and other accessories.

Salaries expenses of the Bezeq Group in the first quarter of 2014 amounted to NIS 448 million ($128 million) compared with NIS 499 million in the corresponding quarter of 2013, a decrease of 10.2%. The decrease in the Bezeq Group salaries expenses was primarily due to streamlining at Bezeq Fixed Line as well as a reduction in share based payments.

Other operating income, net of the Bezeq Group in the first quarter of 2014 amounted to NIS 8 million ($2 million) compared with NIS 72 million in the corresponding quarter of 2013. The decrease in the Bezeq Group other operating income was primarily due to a reduction in real estate and copper sales as well as an increase in the provision for employee early retirement which negatively impacted profitability metrics and offset the improvement in Bezeq Fixed Line activities.

Operating profit of the Bezeq Group in the first quarter of 2014 amounted to NIS 688 million ($197 million) compared with NIS 761 million in the corresponding quarter of 2013, a decrease of 9.6%.   After adjusting for other operating income line items, the Bezeq Group operating profit decreased by NIS 9 million ($3 million) compared to the corresponding quarter of 2013.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the first quarter of 2014 amounted to NIS 1.00 billion ($287 million) (EBITDA margin of 43.4%) compared with NIS 1.09 billion (EBITDA margin of 45.3%) in the corresponding quarter of 2013, a decrease of 8.0%. After adjusting for other operating income line items, the Bezeq Group adjusted EBITDA decreased by NIS 23 million compared to the corresponding quarter of 2013.

Net profit attributable to Bezeq's shareholders in the first quarter of 2014 amounted to NIS 457 million ($131 million) compared with NIS 497 million in the corresponding quarter of 2013, a decrease of 8.0%.

Operating cash flow of the Bezeq Group in the first quarter of 2014 amounted to NIS 1.04 billion ($299 million) compared with NIS 972 million in the corresponding quarter of 2013, an increase of 7.3%. The increase in the Bezeq Group operating cash flow was primarily due to an improvement in working capital. Free cash flow of the Bezeq Group in the first quarter of 2014 amounted to NIS 757 million ($217 million) compared with NIS 726 million in the corresponding quarter of 2013, an increase of 4.3%.

Net financial debt of the Bezeq Group amounted to NIS 7.32 billion ($2.10 billion) at March 31, 2014 compared with NIS 7.30 billion as of March 31, 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2014 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2014 (NIS 3.487 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman - Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31	March 31	March 31	December 31
	2014	2014	2013	2013
	NIS	US$	NIS	US$
Assets
Cash and cash equivalents	1,222	351	643	867
Restricted cash	23	6	-	-
Investments, including derivative
financial instruments	2,100	602	2,192	1,868
Trade receivables, net	2,499	716	2,875	2,651
Other receivables	295	85	407	346
Inventory	100	29	148	117
Assets classified as held-for-sale	201	58	251	218

Total current assets	6,440	1,847	6,516	6,067

Investments, including derivative
financial instruments	81	23	93	81
Long-term trade and other receivables	618	177	950	652
Property, plant and equipment	6,533	1,875	6,681	6,541
Intangible assets	6,484	1,860	7,103	6,613
Deferred and other expenses	378	107	391	381
Investment in equity-accounted investee
(mainly loans)	1,032	296	1,024	1,015
Deferred tax assets	29	8	62	60

Total non-current assets	15,155	4,346	16,304	15,343

Total assets	21,595	6,193	22,820	21,410

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31	March 31	March 31	December 31
	2014	2014	2013	2013
	NIS	US$	NIS	US$
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,249	358	1,603	1,566
Trade payables	627	180	652	721
Other payables, including derivative
financial instruments	869	249	872	776
Dividend payable	554	159	677	-
Current tax liabilities	665	191	626	659
Provisions	122	35	126	125
Employee benefits	269	77	230	257

Total current liabilities	4,355	1,249	4,786	4,104

Debentures	9,600	2,753	5,773	6,954
Bank loans	3,497	1,003	6,416	5,223
Loans from institutions and others	-	-	538	548
Employee benefits	235	67	259	234
Other liabilities	224	64	80	94
Provisions	68	20	67	68
Deferred tax liabilities	971	278	1,109	1,032

Total non-current liabilities	14,595	4,185	14,242	14,153

Total liabilities	18,950	5,434	19,028	18,257

Equity
Total equity attributable to equity holders
of the Company	(227)	(65)	(55)	(86)
Non-controlling interests	2,872	824	3,847	3,239

Total equity	2,645	759	3,792	3,153

Total liabilities and equity	21,595	6,193	22,820	21,410

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income for the

(In millions, except per share data)

	Three months period ended			Year ended
	March 31			December 31
		Convenience
		translation
		into
		U.S. dollars
	2014	2014	2013	2013
	NIS	US$	NIS	NIS
Revenues	2,311	663	2,405	9,563

Cost and expenses
Depreciation and amortization	469	134	492	2,014
Salaries	448	128	501	1,874
General and operating expenses	871	250	889	3,586
Other operating (income) expenses, net	(8)	(2)	(41)	57

	1,780	510	1,841	7,531

Operating income	531	153	564	2,032

Financing expenses, net	350	100	76	396

Income after financing expenses, net	181	53	488	1,636

Share in losses of equity-accounted investee	19	6	40	252

Income before income tax	162	47	488	1,384

Income tax	131	38	153	524

Net income for the period	31	9	295	860

Income (loss) attributable to:
Owners of the Company	(144)	(41)	37	26
Non-controlling interests	175	50	258	834

Net income for the period	31	9	295	860

Earnings per share

Net income (loss), basic	(7.50)	(2.15)	1.98	1.33

Net income (loss), diluted	(7.52)	(2.16)	1.98	1.26

Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Three months period ended March 31
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS	US$	NIS

Operating income	688	197	761
Depreciation and amortization	314	90	328

EBITDA	1,002	287	1,089

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Three months period ended March 31
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS	US$	NIS

Cash flow from operating activities	1,043	299	972
Purchase of property, plant and equipment	(267)	(76)	(245)
Investment in intangible assets and deferred expenses	(48)	(14)	(44)
Proceeds from the sale of property, plant and equipment	29	8	43

Free cash flow	757	217	726

Designated disclosure with respect to the Company's projected cash flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd (the "Company"), the following is a report of the Company’s projected cash flows and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

•	The Company’s un-reviewed financial statements as of and for the quarter ended March 31, 2014, reflect that the Company had an equity deficit of NIS 227 million as of such date.
•
The Company’s board of directors reviewed the Company’s outstanding debt obligations; its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the years ended March 31, 2015 and 2016 described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

•
Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the period covered by the projected cash flows statement the Company will not meet its existing and anticipated liabilities when due.

The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from April 1, 2014 until March 31, 2015	For the period from April 1, 2015 until March 31, 2016
	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (2)	152	20

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (3)	53	232
Cash provided by investing activities	53	232

Sources from Subsidiary:
Dividends from subsidiary (4)	-	163

Projected liabilities (projected uses):
Cash flows used in operating activities (5)	(4)	(4)

Cash flows from financing activities:
Repayments of debentures (6)	(124)	(340)
Interest payments (6)	(57)	(51)
Cash used in financing activities	(181)	(391)

Closing balance:
Cash and cash equivalents (2)	20	20

Assumptions and explanations pertaining to the above table:

(1)
Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)
In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. As of April 1, 2014, the Company’s investment in marketable securities totaled NIS 280 million and by March 31, 2016 this balance is expected to be NIS 10 million. For details on the investment policy see item (3) below.

(3)
For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company’s investment policy, whereby at least 50% of the its cash balances will be invested in government bonds or cash on-call deposits; up to 35% will be invested in corporate bonds with a rating higher than A- and an average rating higher than AA-; and up to 15% will be invested in shares and/or corporate bonds with a rating lower than A-. The assumption is also based on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.
In 2013 and in 2012 the Company generated yields of 5.5% and 6.9%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.
The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

Annual yield	5%	-2%
Year
1 - profit (loss)	14	(6)
2 - profit (loss)	12	(4)

(4)	Assumption of the receipt of a dividend from B Communications during the period is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that while no dividend will be received from B Communications in 2014, dividends should be received in the fifteen month period ending March 31, 2016. The Company’s management anticipates that B Communications’ retained earnings balance will be at least NIS 245 million at December 31, 2015. This assumption is based on market forecasts of the estimated net profits of Bezeq during the projected periods and on B Communications’ anticipated financing expenses and the continued depreciation of its purchase price allocation ("PPA") costs. Deprecation of PPA costs are expected to decrease significantly from one year to the next because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ December 2013 distribution of its retained earnings balance.

Accordingly, the Company’s management believes that B Communications will act in the same manner it did in 2013, and that it will distribute most of its retained earnings balance, as long as this balance meets the criteria for distributions under Israeli law and that B Communications will have the resources to service its debt for a period of at least 18 months. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

In accordance with the Company’s assumption concerning the expected exercise by Norisha of its option to purchase B Communications ordinary shares from the Company the Company also assumed that its share in the dividend that will be distributed by B Communications will be approximately 66.7% of the total dividend amount, which represents the Company's projected ownership interest in B Communications after the expected option exercise.

(5)
The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a publicly dual-listed company traded on Nasdaq and on the Tel Aviv Stock Exchange.

(6)	The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed annual 2% increase in the Consumer Price Index.

Assumptions and explanations that were included in earlier projected cash flows :

The Company's Board of Directors has instructed the Company's management to negotiate an amendment to the Company’s outstanding agreement with Norisha Holdings Limited (“Norisha”) dated June 27, 2013 (the “Share Purchase Agreement”).

Pursuant to the Share Purchase Agreement, the Company sold an aggregate of 3,571,741 of ordinary shares of B Communications Ltd. par value NIS 0.1 (“Ordinary Shares”) to Norisha for an aggregate purchase price of approximately NIS 125,010,935. In addition, Norisha was issued an option to acquire up to 892,935 additional Ordinary Shares from the Company at an exercise price of NIS 35.00 per Ordinary Share (the “Exercise Price”), on the terms and conditions described in the Share Purchase Agreement.

The proposed amendment, if consummated, will revise the Share Purchase Agreement to permit  Norisha to pay the Exercise Price through a “cashless exercise.” The Company will issue Ordinary Shares to Norisha pursuant to the following calculation:

X = (892,935*A) - (892,935*35.00)
 A

Where:

X = the Additional Shares; and

  A = the market price of the ordinary shares, par value NIS 0.1 each, of B Communications Ltd.  as of noon (12:00) Israel time on the Effective Date .

The Company's Board of Directors believes that selling fewer B Communications shares to Norisha through the “cashless exercise” is a positive step that will, among other things, reduce the dilutive effect of the issuance on the Company’s ownership interest  in B Communications, and shall enable the Company to maximize the advantages of B Communications shares, in light of their current strong position and the fact that the shares are currently traded in a market share which is relatively lower compared to the NAV Value derived from such shares.

For the purpose of the cash flow calculation, the Company assumed at a high probability that the amendment to the Share Purchase Agreement will be executed. As a result of the cashless exercise mechanism detailed in the amendment the projected cash flow assumes no cash will flow to the Company as reflected in the projected cash flow table.

In past reported projected cash flows the Company assumed Norisha will exercise the option granted to it under the original agreement and purchase the additional 892,935 shares at an exercise price of NIS 31.59 per share (the exercise price stated in the agreement, adjusted for the dividend paid in December 2013) and included a NIS 28 million cash inflow in its projected cash flows.

The Company has additional cash generating abilities that for conservative reasons were not taken in to account in the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

Note: Even if the above assumptions are not realized, the Company has additional avenues to finance its operations and meet its obligations.

A.
All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. This scenario is supported by a similar transaction carried out in 2013, when shares in B Communications were sold to Norisha, as noted.

B.
The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the bond issues that the Company has completed in the past few years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report; examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the projected period for which cash flow information has been provided that the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of the said information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.